APC GROUP, INC.
3526 Industrial Parkway
Fairbanks, AK 99701

February 12, 2008

Perry Hindin, Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	SEC Comment Letter dated September 27, 2007, regarding
APC Group, Inc.
Form 10-SB
Filed August 30, 2007
File No. 000-52789

Dear Mr. Hindin,

We are in receipt of the SEC comment letter referenced above. We have set forth each of the comments in boldface type and provided you with our response, below. Please find attached a redlined version of the Form 10-SB which we propose to file as an amendment.

Description of Business, page 1

1.	Please describe in reasonable detail how you have marketed and distributed your various products to date, and any modifications you expect to implement.

We have revised our discussion accordingly on pages 3 and 4 of the attached redlined document.

2.	Please discuss principal customers and any dependence upon one or more.

We have revised our discussion accordingly on pages 3 and 4 of the attached redlined document.

3.
Discuss competition and any competitive advantages you believe you have. Please describe what you refer to on page 4 as “industry specifications” and how they impact your competitive status. Also discuss over capacity and pricing pressures in the industry, as suggested in one of your risk factors.

We have revised our discussion accordingly on page 4 of the attached redlined document. We reevaluating the risk factor, we have removed the concept of over capacity as it does not currently apply.

4.	Please discuss any material patents or other intellectual property protection. Discuss the duration of and the geographical area to which patents apply.

We have revised our discussion accordingly on page 4 of the attached redlined document.

5.	Please disclose the number of employees and full-time employees.

We have revised our discussion accordingly on page 5 of the attached redlined document.

6.	Discuss any governmental regulation of your products or their use.

We have revised our discussion accordingly on page 5 of the attached redlined document.

7.
Please disclose the 3% ownership interest which was part of the purchase price of Reel-Thing assets. Disclose the payment schedule, the past due amounts, and the late payment interest provision and accruals to date.

The 3% ownership interest was relinquished by Reel-Thing on May 5, 2005. See Section 3 of the first amendment to the Contract to Purchase which we are attaching as Exhibit 10.2 to our Form 10-SB, Amendment No. 1.

We have revised our discussion accordingly on pages 1 and 2 of the attached redlined document regarding the other requested disclosure.

2-/30 foot boom leash, page 2

8.	Please clarify the meaning of the term “solar/power cord reels.” We note that “solar” applications are not elsewhere described in relation to your products. Please revise or advise.

We used the term “solar/polar”, not “power” to refer to the warmest and coldest climates. We have revised our discussion on page 2 of the attached redlined document.

The Med-reel, page 2

9.	Please revise to explain the term “green dot” as used in this section.

We have revised our discussion accordingly on page 3 of the attached redlined document.

Contract Manufacturing, page 3

10.
Please discuss in greater detail your manufacturing contracts and the reasons you have chosen to outsource production. Clarify whether you intend to change this policy in the future. File material contracts not made in the ordinary course of business.

We have revised our discussion accordingly on page 5 of the attached redlined document.

Risk Factors, page 3

We are past due . . . , page3

11.	Disclose why you failed to make the required payment. Describe how you plan to resolve this uncertainty.

We have revised our discussion accordingly on page 6 of the attached redlined document.

We may be subject to . . . , page 5

12.	Briefly indicate your prior experience with product liability claims.

We have revised our discussion accordingly on page 8 of the attached redlined document.

We have issued 66,000 . . ., page 6

13.	Please clarify, if true, that the voting preference of the 66,000 Series A preferred stock will remain at 51% regardless of the number of common shares that may be issued in the future.

We have revised our discussion accordingly on page 9 of the attached redlined document.

14.	Briefly describe any other material features of the Series A preferred stock that may impact the rights of common shareholders i.e., dividend rights and liquidation preferences.

We have revised our discussion accordingly on page 9 of the attached redlined document.

There is currently no market . . . , page 6

15.
Indicate the current number of shareholders. Indicate that the company presently has plans to develop a market for its shares. Disclose why the company registered its common shares under Section 12(g) by this registration statement if it does not expect a public market to develop.

We expect that a market will develop; however, we expect that such market will be illiquid and highly volatile. We have revised our discussion accordingly on pages 8 and 9 of the attached redlined document.

Investors may face significant restrictions . . . , page 6

16.	Note that Rule 3a51-1(d) specified prices below $5.00, not $4.00 as stated herein. Please revise for accuracy.

We have revised our discussion accordingly on page 9 of the attached redlined document.

Management’s Discussion and Analysis . . . , page 7

17.
Please revise the first paragraph to clarify the causal relationship between the inventory “backlog” and the reduced sales. It is unclear why you state you experienced a sales decline “resulting from an inventory backlog.” Do you mean resulting in an inventory accumulation? Please advise or revise.

We have reconsidered factors that lead to the decrease in revenue, and we have revised our discussion accordingly on page 10 of the attached redlined document.

18.	Please discuss comparative gross margins percentages and reasons for changes.

We have revised our discussion accordingly on pages 10 and 12 of the attached redlined document.

19.
Please provide a detailed discussion of the significant components of selling, general, and administrative expenses. Explain why the expense level is disproportionate to your level of sales revenue, and what steps you are taking to bring it into better balance.

We have revised our discussion accordingly on pages 11 and 12 of the attached redlined document.

20.	Discuss the basis for the amounts paid in stock for services. Discuss the basis for the per-share valuation.

We have revised our discussion accordingly on pages 11 and 12 of the attached redlined document.

21.	Discuss why interest expense increased. Will this trend persist?

We have revised our discussion accordingly on pages 11 and 13 of the attached redlined document.

Liquidity and Capital Resources, page 8

22.	Please expand to discuss material information for all periods reported upon in the financial statements, not just the most recent operating period. See Regulation S-B Item 303(b)(1).

We have revised our discussion accordingly on pages 13 and 14 of the attached redlined document.

23.	Discuss current capital resources, such as the bank line of credit mentioned in Note 9 on page F-9.

We have revised our discussion accordingly on page 14 of the attached redlined document.

24.	Discuss the current maturities of long-term debt and how you plan to discharge them. Disclose whether you obtained written lender forbearance for any past due amounts.

We have revised our discussion accordingly on page 14 of the attached redlined document.

25.	Discuss how you plan to resolve your working capital deficit.

We have revised our discussion accordingly on page 13 of the attached redlined document.

26.	Discuss your historical reliance upon related parties for much of your capital funding.

We have revised our discussion accordingly on page 14 of the attached redlined document.

27.	Discuss your reliance upon issuing additional common shares as compensation for services rendered to you.

We have revised our discussion accordingly on page 14 of the attached redlined document.

Item 4. Securities Ownership, page 10

28.
We note the percentage voting ownership for all officers and directors as a group at 50%. How is this consistent with Mr. Forster’s “super voting” Series A which by itself carries 51%. Please advise or revise.

The table sets forth beneficial ownership for common stock only (50%) and for both common stock and Series A preferred stock (75.5%). On page 17, we have renamed one of the headers to show that the shares and percentages reflected are without taking into account Series A preferred stock.

29.	Disclose the Series A share issuance, transfer, reversion and successor owner provisions as stated in Section 9 of the designations. Discuss any plans to issue more Series A shares.

We have revised our discussion accordingly on pages 17 and 18 of the attached redlined document.

30.	Discuss whether any changes in the Series A voting and ownership provisions are contemplated in connection with your efforts to become a fully reporting publicly traded company.”

We have revised our discussion accordingly on pages 17 and 18 of the attached redlined document.

Item 6. Executive Compensation, page 12

31.
Describe any agreements or arrangements governing the type and level of compensation paid to your named executive officers and directors. See Regulation S-B Items 402(c) and (f). For example, describe the basis for Mr. Forster’s compensation.

We have revised our discussion accordingly on page 20 of the attached redlined document.

32.
The information in the table for 2005 appears inconsistent with your disclosure under Item 4 of Part II where you state that compensation in the form of shares valued at $149,980 and $21,236 were paid to your Treasurer and Secretary in January 2005. Please reconcile.

We have revised our discussion accordingly on pages 19 and 20 of the attached redlined document.

Item 7. Current Relationships and Related Transactions, page 13

Currently Proposed, page 14

33.	Explain the disparity in issuance valuation per share ($0.50 compared to $0.15) for the transactions with PCMS described here.

We valued the shares of common stock that we issue for services based upon prior sales of our common stock to third parties. Prior to issuing 750,000 shares to PCMS on May 12, 2006, from October 6, 2005 to January 24, 2006, we had sold an aggregate of 287,000 shares of common stock in a private offering to thirty-four (34) investors for a total of $143,500, or $0.50 per share. We valued the issuance to PCMC based on these sales at $0.50 per share. We have revised our discussion accordingly on page 21 of the attached redlined document.

The registration statement contained an error and stated that “[o]n May 9, 2006, we sold 1,000,000 shares of common stock to an individual for $150,000”, or $0.15 per share. The sale occurred on August 21, 2006, based on our board minutes. We issued an additional 500,000 shares to PCMS on February 27, 2007, and valued the shares based on the sale at $0.15 per share. We have revised our discussion accordingly on pages 23 and 24 of the attached redlined document.

Item 8. Description of Securities, page 14

34.	Disclose the Series A share transfer, reversion and successor owner provisions as stated in Section 9 of the designations.

We have revised our discussion accordingly on pages 21 and 22 of the attached redlined document.

Financial Statements
General

35.	Please update the financial statements when required by Item 310(g) of Regulation S-B.

We have updated the financial statements accordingly on pages F-11 through F-16 of the attached redlined document.

36.
We reference the discussion in Item 2 on page 15 of the lawsuit filed in April 2006 and that you accrued $27,747 at May 31, 2007. Please tell us why you did not record any accrual in the November 30, 2006 financial statements.

At November 30, 2006, the amount due Mr. Marangoni of $15,065 was recorded on the balance sheet under accounts payable-related parties.

Note 1. Summary of Significant Accounting Policies, page F-6

Revenue recognition, page F-6

37.
Please revise to clarify your revenue recognition policy and indicate whether you have any post shipment obligations, refund rights, customer acceptances requirements or offer other discounts and how these impact revenue recognition. In addition, we note the discussion on page 3 that you provide lifetime warranties. Disclose how you account for these warranties and provide the disclosures required by FIN 45.

We have revised our discussion accordingly on page F-6 and page 15 of the attached redlined document.

Note 3. Long Term Debt

38.	With regards to your agreement with Reel-Thing Innovations, Inc., please address the following:

•	Please disclose how you recorded the assets purchased in exchange for the installment payments totaling $508,000. We note that your total assets as of November 30 2006 are only $179,174

We have updated the notes to the financial statements accordingly on pages F-8 and F-9 of the attached redlined document.

•
You state that the assets purchased revert back to Reel-Thing Innovations, Inc. if you are 90 days past due on your payments unless they provide their written consent waiving their right to the reversion. We note the disclosure on page 1 of your Form 10-SB that you were 90 or more days past due ay May 31, 2007 and that in your risk factors you state that you do not have any signed written consent from Reel-Thing Innovations waiving their right of reversion. Please tell us whether these assets revert back to Reel-Thing Innovations and indicate the basis for recording them in your financial statements.

Reel-Thing and we are in negotiations to amend the contract to extend and revise the repayment schedule so we are no longer past due on our installment payments. We are also asking Reel-Thing for a written waiver. We are currently using the assets in our business. Not only has Reel-Thing never sought a reversion, but also Reel-Thing has orally expressed its intent not to seek a reversion of the assets.

•	Please disclose the specific terms of this borrowing. Clarify when the payments are due and whether you are assessed any penalties or interest.

We have updated the note to the financial statements accordingly on pages F-8 and F-9 of the attached redlined document.

•	Disclose how you determined the 10% interest rate to discount the loan for the non-interest bearing obligation.

We considered the following factors to determine a reasonable discount rate for the amended agreement with Real-Thing: 1) the original agreement with Reel-Thing had a stated interest of 6%; 2) the prime rate has ranged from 4% at the time the transaction occurred to 5 3/4% at the time of the finalized agreement; and 3) we have an obligation with a lending institution to finance a truck with an interest rate of about 8%. Considering all these facts, the Reel-Thing loan is clearly more risky, requiring a rate substantially above the prime rate and the rate with the financial institution. An interest rate of 10% appears to be a reasonable rate to use in determining the discount related to the amended obligation.

Note 7. Common Stock, page F-9
Note 5. Common Stock, page F-14

39.
Disclose how you determined fair value in each of your stock transactions during 2005, 2006 and through the interim period for 2007, particularly the shares issued for services. We note from Item 4. of your filing that the per share price for your common stock varied from $0.15 - $0.50. Disclose the assumptions and estimates that you relied on in assessing fair value.

The varied per share price from $0.15 - $0.50 was based on prior third party sales of stock for cash. The last third party sale of stock for cash determined the per share valuation utilized to value stock paid for services.

Note 8. Commitments and Contingencies, page F-9

40.
Tell us how you are accounting for the 500,000 and 750,000 shares of common stock issued to Public Company Management Services. Tell us your consideration of EITF 96-18 and 00-18 with regards to the performance commitments and the timing for recognition of the related expenses. Clarify how the shares issued for services were valued.

The 500,000 and 750,000 shares of common stock issued to PCMS were valued based on third party sales of stock for cash prior to the issuance of the common stock to PCMS and recorded as consulting expense at the date of issuance. Third party sales of stock for cash prior to the issuance of 750,000 shares to PCMS in May 2006 was $0.50 per share, whereas the third party sale of stock for cash prior to the issuance of 500,000 shares to PCMS in February 2007 was $0.15 per share.

Exhibits

41.	We note you filed the June 15, 2007 amended agreement with GPT and PCMC as Exhibit 10.2. Please also file the predecessor agreements or tell us why you believe they need not be filed.

We believe that we do not need to file the predecessor agreement. The predecessor agreement no longer has any force or effect, and any relevant material terms have been subsumed by the amended and restated agreement. Therefore, we believe that the predecessor agreement would not be beneficial to investors and may in fact confuse investors regarding the agreement between us and GPT and PCMC.

42.	Please file the lease agreement for your headquarters facility, or tell us why you believe it need not be filed.

We are attaching a copy of the lease as Exhibit 10.4 to the amended registration statement.

Very truly yours,

/s/ Kenneth S. Forster

Kenneth S. Forster
President